Palatin Technologies, Inc.

4B Cedar Brook Drive

Cranbury, New Jersey 08512

April 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Palatin Technologies, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 31, 2025
File No. 333-286280

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 31, 2025, in which we requested for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for 5:00 p.m., Eastern Time, on April 2, 2025. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement.

Sincerely,

PALATIN TECHNOLOGIES, INC.

/s/ Carl Spana
Carl Spana, Ph. D
President and Chief Executive Officer Cc: Faith L. Charles, Esq., Thompson Hine LLP